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                                                                    EXHIBIT 99.3



                Certification pursuant to 18 U.S.C. Section 1350,
      as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
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     In connection with Amendment No. 1 to the Annual Report of Sonera
Corporation (the "Company") on Form 20-F for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kim Ignatius, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                      /s/ Kim Ignatius
                                   --------------------------------------------
                                   Name:  Kim Ignatius
                                   Title: Chief Financial Officer
                                   Date:  September 30, 2002